UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
      _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

 1Q19 Results Conference Call

 Disclaimer and Forward Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information as of and for the three month periods ended March 31, 2019 has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

Loma Negra continues to deliver adjusted EBITDA growth and margin expansion in 1Q19

- **Argentina Cement volumes** still impacted by economic slowdown, **Paraguay** and **Concrete** continues to present growing volumes**;** **favorable** pricing dynamics
- **As reported results reflect the application of IAS 29** (Hyperinflation accounting in Argentina)
  - **Net revenues** + 3.6% to Ps.7.4 billion (US$183 million)
  - **Adjusted EBITDA** +17.9% to Ps.2.1 billion (US$54 million)
  - **Net majority income** 47.7% to Ps.1.1 billion (US$26 million)
- **Consolidated Adjusted EBITDA margin expanded 347** bps to 28.7% (528 bps to 30.5% excluding non-recurrent structure adequacy expenditures)
- **Solid balance sheet with** cash position of Ps.1.5 billion and a healthy Net Debt to LTM Adj. EBITDA ratio of 0.59x
- **L´Amalí Expansion Plant on track. Updated Start Up 2Q20**



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

3

 … even as industry demand weakens further due to more challenging macro dynamics  Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of April 2019Source INDEC: ISAC (Indicador Sintetico de la Actividad) . Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales    GDP Growth1 (YoY Growth, %)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)        4

     Revenues up 3.6%, despite softer Cement sales volumes  Revenue Performance:Argentine cement: declined 0.9% YoY. Volumes contraction of 13.4% partially offset by healthy pricing environmentConcrete: rose 10.6% YoY. Volumes up 1.8% mainly sustained by infrastructure works executionParaguay cement: up 33.9% YoY. Sales volumes were up 7.8% YoY coupled with the Guarani appreciation against Ps. Railroad: down 1.6% YoY. Volumes impacted by slowdown in economic activityAggregates: increased 21.7% YoY. Driven by favorable pricing dynamics, despite 0.7% lower volume  Sales Volumes        1Q19  1Q18  % Chg.  Cement, masonry & lime          Argentina   MM Tn  1.37  1.58  -13.4%  Paraguay   MM Tn  0.15  0.14  7.8%  Cement, masonry & lime total     1.52  1.72  -11.7%  Argentina:          Concrete  MM m3  0.26  0.25  1.8%  Railroad  MM Tn  1.10  1.17  -5.4%  Aggregates  MM Tn  0.29  0.29  -0.7%  Revenues (AR$ million)  1Q19  1Q18  % Chg.        4,941  4,987  -0.9%  733  548  33.9%  5,674  5,534  2.5%        1,237  1,118  10.6%  686  697  -1.6%  132  108  21.7%  Total Net Revenues1   7,438  7,176  3.6%  5  Sales volumes include inter-segment sales and Other segments

 Gross Profit up 28.6% with 560 bps margin expansion  Gross Profit & Margin    AR$ Million  Consolidated gross profit up 28.6% YoY, with gross margin expanding 560 bps to 28.8% mainly driven by Cement in Argentine and ParaguayArgentine cement gross margin expanded, benefitting from favorable price environment and cost controlSG&A as a % of revenues increased 74 bps YoY, to 8.4%. Excluding the impact of non-recurrent costs, the ratio would have declined to 7.1%, mainly due to lower sales tax rate  Selling, General & Administrative    AR$ Million  As a % of Sales  7.7%  +13.7%    Gross Margin  28.8%  23.2%  +28.6%    6  8.4%  7.1%(1)  (1) Excluding non-recurrent expenditures from structure adequacy in administrative and commercial processes.

Adjusted EBITDA up 17.9% YoY with strong margin expansion of 347 bps

- **Consolidated Adjusted EBITDA up 17.9%** YoY in 1Q19 driven by strong growth in core cement in Argentina and Paraguay, and coupled by improvements in Concrete and Railroad segments
- **Consolidated Adjusted EBITDA Margin expanded 347 bps** to 28.7% from 25.3% in 1Q18, and **excluding non-recurrent** structure adequacy expenditures, would have been 30.5% totaling US$ 58 million
- **Excluding the application of IAS29** the Consolidated Adjusted EBITDA margin expanded **397 bps** YoY from 25.7% to 29.7%
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 310 bps to 31.8%
  - **Cement in Paraguay** Adjusted EBITDA margin contracted by 126 to 44.7% from 43.4% a year ago
  - **Concrete** Adjusted EBITDA margin increased 620 bps to 8.3%
  - **Railroad** Adjusted EBITDA margin increased 499 bps to 9.9%
  - **Aggregates** Adjusted EBITDA margin decreased to -6.4%


Adjusted EBITDA & Margin
AR$ Million
Adjusted EBITDA Margin
25.3%
28.7%
30.5%(1)
+17.9%
1,812
2,136
1Q18
1Q19

US$ million	1Q18	1Q19
US$ million	59	54

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

1) Excluding non-recurrent expenditures from structure adequacy in administrative and commercial processes.

7

 Profit before taxes up 34.2% YoY and Net profit up 47.7%  Net Profit Attributable to Owners     AR$ Million      25  US$ million  +51%    Net Profit was affected by:Adjusted EBITDA increased 17.9% YoYTotal finance loss net of Ps.134 million in 1Q19 compared to a loss of Ps.73 million in 1Q18Foreign exchange loss of Ps.161 million in 1Q19, compared to a Ps.69 million loss in 1Q18, Net Financial expense, rose by Ps.35 million driven by higher interest rates Gain on net monetary position was Ps.65 million higher in 1Q19 compared to 1Q18Effective tax rate in 1Q19 was 16.0% from 23.7% in 1Q18, affected by exercise of the tax revaluation optionNet Profit Attributable to Owners of the Company in 1Q19 increased 51% YoY in peso terms and decrease by 6% measured in US$  Finance Costs, net   AR$ Million    8  27  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

Robust balance sheet and sound debt profile

- **Cash position** of Ps.1.5 billion and total debt at Ps.6.4 billion in March '19
- **Net Debt** of Ps.4.9 billion (US$ 113 million) at March ´19
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.59x in 1Q19 compared with 0.43 in Dec.18
- **Operating cash flow for FY18 increased Ps.1.1 billion YoY**, mainly due to higher profitability
- **Capital expenditures** of Ps.1.9 billion in 1Q19 (67% applied to expansion of production capacity in L'Amalí plant)

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	1Q19	1Q18
Net cash generated by operating activities	558	(84)
Net cash used in investing activities	(1,904)	(1,408)
Net cash (used in) generated by financing activities	(422)	(247)
Cash and cash equivalents at the end of the period	**1,497**	**3,550**

Debt by Currency


US$
46%
Ps.
14%
PYG
40%

Debt by Interest Rate


Fixed
rate
45%
Other
Floating
9%
BADLAR
0%
Libor
46%

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

9

Looking into 2019  We remain focused on delivering strong results, leveraging our leadership position while seeking productivity gains Cement demand expected to recover by mid-year on the back of overall economic turn aroundL’Amalí plant expansion on track. Completion update for 2Q20. Healthy cash flow generation and solid balance sheet  L´Amalí2: Silo, Preheaters, and Kiln  L´Amalí2: Packing and Dispatch  10  L´Amalí2: Warehouse expansion

   Questions & Answers

 Exhibit: Summary Financial Statements

 Adjusted EBITDA Reconciliation & Margin  13

 Balance Sheet    14

 Income Statement  15

 Statement of Cash Flows  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 9, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer